Exhibit 99.34

ACCLAIM ENERGY TRUST

Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

In respect of the Annual and Special Meeting of holders of trust units of Acclaim Energy Trust (the “Trust”) held on May 12, 2005 (the “Meeting”), the following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

Votes by Ballot
	Description of Matter	Outcome of Vote	Votes For	Votes Against

1.	Ordinary resolution to approve the appointment of Computershare Trust Company of Canada as trustee of the Trust to hold office until the next annual meeting	Passed	—	—

2.	Ordinary resolution to approve the election of the eight nominees to serve as directors of Acclaim Energy Inc., as described in the information circular of the Trust dated March 23, 2005 (the “Information Circular”)	Passed	—	—

3.	Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year and to authorize the directors of Acclaim Energy Inc. to fix their remuneration as such	Passed	—	—

4.	Ordinary resolution approving amendments to the Trust’s Employee Unit Ownership Plan and Unit Award Incentive Plan, all as more particularly described in the Information Circular	Passed	—	—

5.	Special resolution approving certain amendments to the Trust Indenture of the Trust, all as more particularly described in the Information Circular	Passed (98.09)%	33,589,053	652,689